SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                             DASSAULT SYSTEMES S.A.
                             ----------------------
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
              (Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F X      Form 40-F
                                   ---              ---

 (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                  Yes     No X
                                     ---    ---


 (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, the following three press releases dated November 20, 2002, announcing:

      - the acquisition of Knowledge Technologies International (KTI) in an all-cash transaction;

      - the extension of the Component Application Architecture V5 Software Community Program partnership between the Company and CENIT AG Systemhaus (CENIT) to include DELMIA; and

      - that Toyota Industries Corporation (TICO) has significantly reduced development costs and cycles of its High Pick Lift forklift using IBM Product Lifecycle Management (PLM) solutions, including CATIA V5 developed by the Company.



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


                         Dassault Systemes Acquires KTI

               Acquisition of Knowledge-Based pioneer complements
                  Dassault Systemes' V5 Knowledgeware solutions
                             and consulting services

Suresnes, France - November 20, 2002 - Dassault Systemes (Euronext Paris # 13065, DSY.PA, Nasdaq: DASTY) today announced the acquisition of Knowledge Technologies International (KTI) in an all-cash transaction. Through its consulting expertise and ICAD software, KTI has become the recognized leader in Knowledge-based engineering (KBE) solutions for the capture and automation of proprietary customer design and manufacturing processes, particularly in the aerospace and automotive industries. Examples of KBE use include the automatic design of the thousands of standard parts in aircraft wings or electrical system components in automobiles.

The acquisition of KTI complements Dassault Systemes' existing V5 Knowledgeware solutions and places the company in a leadership position across the full range of KBE practices. KBE practices are divided into three domains that include: generic applications; industry specific solutions; and customer proprietary process automation. KTI is the leader in customer proprietary process automation while Dassault Systemes is the leader in generic applications and industry specific solutions.

Integrating the development, capture and reuse of a customer's know how is an essential ingredient for successful PLM implementation. Beyond the "what" of products (the components), Knowledge-based solutions capture and manage the "why" and "how" (the collective knowledge). Combining KTI's KBE consulting competence with Dassault Systemes industry-processes expertise creates an unrivaled services offering in the PLM industry that will make Knowledge-based engineering a reality for all customers.

"Our 3D PLM customers are reaching unprecedented levels of productivity due largely to the next generation Knowledge-based technology we place at the core of our V5 solutions," said Dominique Florack, executive vice president Research and Development, Dassault Systemes. "Over the past 20 years, KTI has developed a unique understanding and expertise in the development and application of Knowledge-based solutions and this acquisition complements our existing services organization to deploy breakthrough PLM solutions for all of our customers."

"This acquisition will deliver tremendous value to our existing ICAD customers," said Dr. Prasanna Katragadda, Vice President Research and Development, KTI. "It immediately secures their investments and provides a roadmap to further expand the management of their Knowledge-based Engineering activities beyond the design and manufacturing stages and into the rest of their product's lifecycle management."

 "Over the past seven years, Airbus, with the support of KTI, has secured significant returns through Knowledge-based engineering, enabling automation, integration and innovation of key processes," said S.E. Allwright, head of Knowledge Based Engineering, Airbus. "With the acquisition of KTI by Dassault Systemes, Airbus expects to immediately benefit from synergies in the development of Knowledge-based solutions and provision of services. This will enable Airbus to accelerate and broaden our implementation of KBE across our complete set of product lifecycle processes."

                                       ###




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

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


About KTI
KTI is the technology powerhouse behind the knowledge revolution and the world's most successful provider of software and services empowering the Knowledge-Based Organization (KBO). KTI's technology allows enterprises to capture their Intellectual Capital and deploy it intuitively to control complex processes. The benefits are massively compressed time scales, huge cost savings, enhanced creativity and optimized products, resulting in 'audited', documented, repeatable and fully understood processes and best practices. KTI's technology is now considered by many companies to be a vital asset in the drive to constantly improve their offer and keep ahead of the competition. Using KTI's software, global market-leading companies in aerospace, automotive and other manufacturing industries have become pioneers in creating customer-driven products, right first time - every time. Information about KTI is available at http://www.ktiworld.com


KTI Press Contact:                    Dassault Systemes Press              Dassault Systemes Investor
Phyllis Guardino                      Contacts:                            Contacts:

+1 781 676-2114                       Anthony Marechal                     Harriet Keen, Emma Rutherford
phyllis.guardino@ktiworld.com                                              Financial Dynamics
-----------------------------         + 33 1 55 49 84 21
                                      anthonymarechal@ds-fr.com            London tel. +44 207 831 3113
                                      --------------------------

                                      Simon Manley, Anya Velzeboer         Jean-Benoit Roquette, Ron Dassa
                                      Financial Dynamics                   Financial Dynamics France
                                                                           Paris tel. +33 1 47 03 68 10
                                      London tel. +44 207 831 3113

                                      Lorie Lichtlen, Nelly Dimey
                                      Financial Dynamics France
                                      Paris tel. +33 1 47 03 68

                 Dassault Systemes and CENIT Expand Successful
                    CAA V5 Partnership to Include DELMIA V5

    CENIT releases new CAA V5 Based "FasTRIM" solution for Offline 3D-laser cutting integrated with DELMIA and CATIA V5


Paris, France, November 20, 2002 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) and CENIT AG Systemhaus today announced the extension of their CAA V5 SCP partnership (Component Application Architecture V5 Software Community Program) to include DELMIA. CENIT's new FasTRIM Offline 3D-Laser Cutting Solution integrated for CATIA and DELMIA V5 is the latest addition to CENIT's suite of cutting products including CUT4AXES CAAV5 Based, a CATIA V5 integrated solution for programming and simulation of wire-EDM-cutting-machines delivered in November 2001.

FasTRIM is an offline programming solution that supports the most modern 3D cutting and trimming technologies such as laser cutting, water jet trimming, and laser scribing. Formerly named LaserCUT, FasTRIM has been integrated in CATIA V4 since 1995. LaserCUT is the number one programming system for 3D Laser Cutting technology and is used by industry-leading companies such as Volvo, AUDI, VW, BMW, DaimlerChrysler, PSA, Bombardier, and SAAB as well as many laser shops.

"LaserCUT on CATIA Version 4 was our first step in the world of 3D CAD and 5-axis offline programming," said Jim Abbott, Novi, CNC Center Inc. "Today we can say that LaserCUT is one of the main reasons that we can offer efficient and high quality laser cutting services. We are happy to see that this pragmatic and efficient solution will be available on a new platform in order to keep improving our current processes."

"Three years ago, we replaced our previous solution by LaserCUT due to its leading functionality and due to the CATIA integration, said Ulrich Loffelhardt, head of Manufacturing Applications at Daimler Chrysler Germany. "With the V5-platform and its associative process chain, we see new opportunities to integrate FasTRIM with DaimlerChrysler's digital manufacturing concept."

FasTRIM provides complete offline programming functionalities such as intuitive programming features, powerful simulation capacity, automatic path generation, best fit calibration to match machine home with part origin, automatic fixture builder and reverse engineering. Thanks to its DELMIA V5 integration and cooperation with leading machine suppliers, FasTRIM currently supports all well-known 5-axis machine tools (including Trumpf, Prima, Mazak, and NTC) and will support robot cells. CENIT will deliver an end-to-end solution by selling its integrated FasTRIM add-on to the DELMIA FasTRIM configuration and related services for a machine tool implementation kit.

"The common V5 platform for CATIA and DELMIA, allows us to use best-in-class technology for all components of the FasTRIM solution such as geometry creation and access, offline programming, and simulation," said Peter Hinkel, e-Manufacturing Manager, CENIT. "The CAA V5 experience we acquired by developing a CATIA V5 integrated product (CUT4AXES) allowed us to seamlessly begin FasTRIM development as a DELMIA integrated product. The V5 platform enables us to develop our products very efficiently and provide our customers with a high quality, 3D PLM integrated solution."

"CAA V5, the open middleware for 3D PLM, provides a unique competitive advantage to both our customers and our software partners," said Stephane Declee, vice president

Research and Development Strategy, Dassault Systemes. "By leveraging the V5 architecture in a single development effort, CENIT is able to provide the customer with an application fully integrated with CATIA and DELMIA. This tight integration is due to the unique V5 PPR (Product, Process, Resource) model, which natively serves to integrate the product with its processes and resources. CENIT's solutions enhance Dassault Systemes' 3D PLM offering and give our customers a consistent product portfolio covering all their business processes."

                                       ###


About the CAA V5 Software Community Program
The CAA V5 Software Community Program is dedicated to ISV (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systemes' 3D PLM (Product Lifecycle Management) solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. By delivering best-in-class complementary V5 applications, CAA V5 Gold Software Partners further Dassault Systemes' objective of supporting and continuously improving customer processes. Gold Partners benefit from CAA V5 (Dassault Systemes' open platform and development environment for 3D PLM) as well as unique and privileged access to Dassault Systemes' R&D laboratory and advanced technical and marketing support. Information about CAA V5 is available at www.caav5.com

About CENIT AG Systemhaus
CENIT AG Systemhaus, Stuttgart, is an internationally operating information technology service provider which employees over 600 people. Focusing on Product Lifecycle Management and Document Management solutions, the company with a listing on Germany's Neuer Markt offers tailor-made solutions from one source in its two business units-e-engineering and e-business. Besides branches all over Germany, the company has subsidiaries in the USA, Switzerland and in France. Information about CENITAG Systemhaus is available at http://www.cenit.de

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges.
For more information, visit http://www.3ds.com

CENIT Press Contact:           Dassault Systemes Press             Dassault Systemes Investor
Fabian Rau                     Contacts:                           Contacts:
+49 7 11 / 7 825-3185
F.rau@CENIT.de                 Anthony Marechal
--------------                 + 33 1 55 49 84 21                  Harriet Keen, Emma Rutherford
                                                                   Financial Dynamics
                               anthony_marechal@ds-fr.com          London tel. +44 207 831 3113

                                                                   Jean-Benoit Roquette, Ron Dassa
                               Simon Manley, Anya Velzeboer        Financial Dynamics France
                               Financial Dynamics                  Paris tel. +33 1 47 03 68 10
                               London tel. +44 207 831 3113

                               Lorie Lichtlen, Nelly Dimey
                               Financial Dynamics France
                               Paris tel. +33 1 47 03 68 10

                    TOYOTA INDUSTRIES CORPORATION Cuts Costs and Development Time with PLM Solutions from IBM and Dassault Systemes

    Leading industrial vehicle manufacturer reduces its new "High Pick Lift" forklift development costs by 53% and development cycles by 44%

    Forklift design wins prestigious 'Japan Society of Industrial Machinery
                             Manufacturer's Award'


Tokyo, Japan and Paris, France - November 20, 2002 - TOYOTA INDUSTRIES CORPORATION (TICO), a world leader in the industrial vehicle market, IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that TICO has significantly reduced development costs and cycles of its High Pick Lift forklift using IBM Product Lifecycle Management (PLM) solutions, including CATIA V5 developed by Dassault Systemes. Dassault Systemes also announced that TICO is currently using its DELMIA solution for the development, simulation and management in real-time of TICO's factory tools and production processes.

TICO began using PLM solutions from IBM and Dassault Systemes in late 2000. The solutions were implemented to develop forklifts as part of IT Propulsion, a company-wide program designed to improve business reactivity through the use of 3D data and improved information management and sharing. CATIA V5 Knowledgeware technology helped TICO achieve these goals by allowing the company to automatically combine standard design definitions with customer-specific functional requirements. This presents a major advantage in forklift development, commonly dictated by the built-to-order model consisting of many variations and options.

Using the collaborative functions of IBM PLM solutions, TICO has been able to integrate its 3D forklift product information with its manufacturing processes and resources and, design and simulate virtual factories using Dassault Systemes' DELMIA digital manufacturing solution.

In order to accelerate further global collaboration, TICO will deploy IBM and Dassault Systemes' SMARTEAM solution to connect selected development sites worldwide. TICO will integrate its 3D models, 2D drawings, technical documentation and BOM (Bill of Materials) using SMARTEAM, which provides powerful collaborative product development and lifecycle management solutions.

"Our high-level product development know-how combined with IBM and Dassault Systemes' pioneering PLM solutions have brought tremendous synergies to the development of the High Pick Lift," said Kimpei Mitsuya, director and member of the board, Global IT Division, TICO. "We achieved our original targets both by shortening the High Pick Lift development period from 18 to ten months and by reducing development costs by 53%. In addition, this product won the 'Japan Society of Industrial Machinery Manufacturer's Award' for its gentle curved design which was achieved thanks to CATIA V5's 3D design functionalities."

"TICO is a real-life example of how companies can implement a full PLM strategy using the powerful combination of applications in the IBM PLM portfolio along with proven PLM methodologies to gain major improvements in their industrial processes. TICO has adopted PLM solutions to integrate the complex design, engineering, and manufacturing technologies used in forklift production across its extended enterprise," said Raoul Van Engelshoven, vice president, IBM Product Lifecycle Management Asia Pacific. "Not only does that meet the goal of TICO's IT Propulsion project for improved product quality and business responsiveness, but it also translates into concrete time and costs savings, both immediately and in the years to come."

"TICO's success is a perfect example of how companies in the Fabrication and Assembly market can increase their competitiveness by using collaborative 3D product development solutions across all stages of the product lifecycle," said Etienne Droit, executive vice president sales and marketing, Dassault Systemes. "Dassault Systemes' 3D PLM technologies enabled a world leader in the forklift market to turn its implicit know-how into explicit knowledge, and in doing so, helped TICO improve its ability to innovate, cut costs, and shorten development time."

In order to establish paperless communication with its suppliers by the end of 2004, TICO has established a Supplier Support Center at its Takahama Plant in the Aichi Prefecture. The center is equipped with a collaboration room, where suppliers can hold digital design review meetings, as well as 3D CAD rooms for CATIA V5 training.


                                       ###
About TICO
Established in 1926, TOYOTA INDUSTRIES CORPORATION (TICO) as a part of TOYOTA Group, has expanded its business from the textile machinery sector into automobile-related sectors; such as automobiles, engines, and compressors; industrial vehicles and material handling systems; and electronics and casting. TICO is a global leader in the industrial vehicle market such as forklifts with the largest share in the domestic market (40.6%) and global market (24%) in 2001. TICO has acquired BT Industries of Sweden in 2000, and formed an alliance with Aichi Corporation in 2002. http://www.toyota-industries.com

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact:                 Dassault Systemes Press              Dassault Systemes Investor
Colette Ballou                     Contacts:                            Contacts:
+33 1 41 88 56 21
colette_Ballou@fr.ibm.com          Anthony Marechal                     Harriet Keen, Emma Rutherford
                                   + 33 1 55 49 84 21                   Financial Dynamics
                                   anthony_marechal@ds-fr.com           London tel. +44 207 831 3113
                                   --------------------------

                                   Simon Manley, Anya Velzeboer         Jean-Benoit Roquette, Ron Dassa
                                   Financial Dynamics                   Financial Dynamics France
                                   London tel. +44 207 831 3113         Paris tel. +33 1 47 03 68 10

                                   Lorie Lichtlen, Nelly Dimey
                                   Financial Dynamics France
                                   Paris tel. +33 1 47 03 68

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Dated: November 20, 2002              By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration